May 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention:	Tracey Houser
Angela Connell Laura Crotty Celest Murphy

Re:	JMD Properties, Inc.
Amendment No. 2 to Form 1-A Filed March 26, 2021 File No. 024-11342

Dear Mmes. Houser, Connell, Crotty, and Murphy,

This letter is submitted by Stella Diagnostics, Inc. in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Marissa Welner, Director, dated April 8, 2021 with respect to the JMD Properties, Inc. (the “Company”) Amendment No. 2 to Form 1-A filed March 26, 2021. For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.

Offering Circular Summary, page 5

1.

We note your response to our prior comment 6 and the related revisions to the prospectus. Please further revise your disclosure in all places in which you discuss such data and the performance of your tests to state the limitations of the unvalidated data at this stage in your development.

Response:

In response to the Staff’s comment, we have revised the disclosure to state the limitation of the unvalidated data at this stage of the Company’s development. Further, the Company advises the Staff that it has added a risk factor on page 8, “Our clinical data is not validated and may not be validated, which could harm our customer loyalty and reputation” to provide disclosure regarding the limitations of the unvalidated data at this stage of the Company’s development.

Material Agreements, page 44

2.	Please revise your disclosure regarding the University of Kansas Medical Center Agreement to disclose any payment obligations associated with the rights granted to the company.

Response:

In response to the Staff’s comment, we have revised the disclosure to state the payment obligations associated with the rights granted to the Company.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (646) 349-0916.

Sincerely,

STELLA DIAGNOSTICS, INC.

/s/ Marissa Welner